

June 16, 2011

Via E-mail
Spencer M. Rascoff, CEO
Zillow, Inc.
999 Third Avenue, Suite 4600
Seattle, Washington 98104

> **Re: Zillow, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on June 10, 2011**
> **File No. 333-173570**

Dear Mr. Rascoff:

We have reviewed your amended filing and have the following comments. Prior comments refer to those in our letter dated June 9, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Critical Accounting Policies and Estimates

Share-Based Compensation, page 53

1.   Please refer to prior comment 3. Please tell us why the weighting of the IPO scenario was not higher than 50% in the May 23, 2011 valuation given that the grant date was only two weeks prior to the company establishing a preliminary price range and three weeks prior to the company's planned road show. In addition, explain further why the IPO scenario was weighted at only 25% in the March 1, 2011 valuation considering you began discussions with potential underwriters prior to such grant. Also, tell us the amount of the valuations at March 1, 2011 and May 23, 2011 under both the IPO scenario and the delayed event scenario.

2.   Additionally, please tell us the names of the differing comparable companies used in the preliminary price range valuation and quantify, if possible, the percentage impact it had on the increase from the valuation of the May 23, 2011 grant. Furthermore, tell us why these companies were not used in IPO scenario in the valuation of the May 23, 2011 grant given its closer proximity to the company potentially completing an IPO.

Consolidated Financial Statements

Statements of Operations, page F-4

3.   We note from your disclosures on page 41 that technology and development costs include amortization related to capitalized website and development activities and amortization of certain intangibles and licensing costs related to the purchase of data used to populate your website. Tell us your consideration to include these amortization amounts and the period license costs in cost of revenues. We refer you to Rule 5-03 of Regulation S-X. If you intend to continue classifying amortization related to cost of revenue in your technology and development expense line items, disclosure of the exclusion and the amount should be made in the cost of revenue line caption in accordance with SAB Topic 11B.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-10

4.   We note your discussion of the real estate data contract and imagery data license agreement in your response to prior comment 8. With regards to such information, please provide the following:

- Explain further how you account for the periodic escalating payments for these arrangements. Tell us the amount of such payments and clarify the terms and frequency of such payments for the imagery data license. Also, assuming you capitalize these payments, tell us the amortization period for such payments. In this regard, if you amortize the payments over the remaining term of the initial contract, then tell us how your current disclosures, which refer to an amortization period of five to 7.5 years supports your accounting;
- Tell us and disclose the expiration dates for each of these arrangements and tell us what the company anticipates doing when these arrangements expire. For instance, tell us if these arrangements include renewal options or if you intend to renegotiate the renewal of these arrangements. To the extent the terms of such options, if any, or the renegotiations may differ significantly from those of your current arrangements such that they could materially impact your future financial condition or results of operations, tell us your consideration to include a discussion of these potential trends in your MD&A disclosures;
- Revise your disclosures in Note 2 to indicate, as you have in your response, that at the inception of these arrangements, the company determined that you would be able to recover the costs of these arrangements via the generation of future revenues and margins. Also, revise to clarify, if true, that you are able to make similar determinations each time you capitalize the periodic payments under these arrangements;

- Your response to comment 27 in your May 23, 2011 letter indicates that because the company does not have the ability to reliably predict future traffic to its website and mobile applications, the pattern of delivery of the economic benefits of the data cannot be reliably determined and therefore, you amortize the capitalized purchased data content straight-line over the estimated useful life of the arrangement. Please revise your disclosures to clarify, as you have done in your response, how you determined that straight-line amortization was appropriate;
- Please confirm that you continue to monitor the pattern of amortization (i.e. straight-line versus an accelerated method) for these assets and to the extent data becomes available, you will adjust your amortization policy, if deemed appropriate; and
- Revise to disclose that you continue to evaluate the length of the useful life of capitalized purchased data content each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization as you indicated in your response to prior comment 27 in your May 23, 2011 letter.

5. The response to comment 27 in your May 28, 2011 letter refers to license fees that are capitalized (i.e. perpetual license agreements) and those that are expensed as incurred when the related data is provided to the company on a subscription basis. However, your disclosures in Note 2 refer to capitalized costs (i.e. perpetual license agreements) as well as costs for other data agreements that may be (a) capitalized and expensed ratably over the term of term of the agreement; or (b) expensed as purchased. Please explain further how the other data agreement costs were addressed in your original response. In this regard, your response appears to address those other data costs that are expensed as incurred but not those that are capitalized. Tell us the gross amount of the other data agreement costs that have been deferred at each balance sheet date and tell us if such amounts are included in your total intangible assets or tell us where they are reflected in your consolidated balance sheets. For each data agreement in which you defer (capitalize) the costs, tell us how you determine that the future benefits for each agreement is probable and that such benefit can be measured with sufficient reliability. For those agreements that are expensed as incurred as the data is provided on a subscription basis, please explain further the terms of the "subscription" arrangements and tell us how frequently the company makes payments under these arrangements.

Note 13. Commitments and Contingences

Legal Proceedings, page F-27

6. We note that for several of your proceedings, you have concluded that it is reasonably possible that a loss may be incurred; however, the possible loss or range of loss is not estimable. With regards to such matters, please supplementally provide the following:

- An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure;

- The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined; and
- Confirm that when a reasonably possible range is estimable, you will disclose such information.

7.   You state that you currently believe that the final disposition of your litigations and claims will not have a "material adverse effect" on your business, financial position, results of operations, or cash flows. It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material." Please revise this language to ensure that your disclosures provide information in the context of that which is *material to your financial statements*, rather than any variation thereof, and provide us with your proposed disclosure.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        David F. McShea, Esq.
        Perkins Coie LLP